

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 5, 2009

Mr. Robert W. Dunlap
Chief Financial Officer
Park-Premier Mining Company
32391 Horseshoe Drive
Evergreen, Colorado 80439

> **Re: Park-Premier Mining Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 3, 2009**
> **Response Letter dated August 03, 2009**
> **File No. 000-16736**

Dear Mr. Dunlap:

We have completed our review of your Form 10-K and related filings and have no further comments at this time. However, we note that you appear to be delinquent in filing your Form 10-Q for the quarterly period ended March 31, 2009 and remind you of your reporting obligations under Section 13(a) and other provisions of the Securities Exchange Act of 1934.

Sincerely,

Karl Hiller
Branch Chief